Exhibit 99.1

B Communications Reports Fourth Quarter and Full Year 2012 Financial
Results

- Continued On-Track Progress Driven By Bezeq’s Continued Strong Cash Generation -

Ramat Gan, Israel – March 14, 2013 – B Communications Ltd. (NASDAQ Global Market and TASE: BCOM) today reported its financial results for the fourth quarter and year ended December 31, 2012.

Bezeq’s Results: For the fourth quarter of 2012, the Bezeq Group reported revenues of NIS 2.45 billion ($ 656 million) and operating profit of NIS 772 million ($ 207 million). Bezeq’s EBITDA for the fourth quarter totaled NIS 1.1 billion ($ 304 million), representing an EBITDA margin of 46%. Net income for the period attributable to the shareholders of Bezeq totaled NIS 519 million ($ 139 million). Bezeq's cash flow from operating activities totaled NIS 1 billion ($ 268 million) during the fourth quarter of 2012.

Cash Position: As of December 31, 2012, B Communications’ unconsolidated cash and cash equivalents totaled NIS 694 million ($ 186 million), its unconsolidated total debt was NIS 4.1 billion ($ 1.1 billion) and its net debt was NIS 3.4 billion ($ 901 million).

B Communications’ Unconsolidated Balance Sheet Data*

In millions

			Convenience
			translation into
			U.S. dollars
	December 31,		(Note A)
	2012	2011	2012
	NIS	NIS	US$
Short term liabilities	515	526	138
Long term liabilities	3,542	3,874	949
Total liabilities	4,057	4,400	1,087
Cash and cash equivalents	694	354	186
Total net debt	3,363	4,046	901

* Does not include the balance sheet of Bezeq.

Dividends from Bezeq: On October 10, 2012, B Communications received two dividend payments from Bezeq, which together totaled NIS 464 million ($ 124 million). These dividend payments included a current dividend of NIS 309 million ($ 83 million), representing B Communications’ share of Bezeq’s net profit for the first half of 2012, and a special dividend of NIS 155 million ($ 41 million), representing its share of the fourth installment of six NIS 500 million ($ 134 million) special dividend payments declared by Bezeq and approved by its shareholders in 2011.

In accordance with Bezeq's dividend policy, its Board of Directors recommended the distribution of 100% of profits for the second half of 2012 as a cash dividend of NIS 861 million ($ 231 million) to shareholders. Together with this regular dividend, Bezeq will make the fifth installment of the special dividend of NIS 500 million ($ 134 million). The total dividend to be distributed will be NIS 1.361 billion ($ 365 million, or approximately NIS 0.50 per share). The regular dividend, which is subject to shareholder approval, is expected to be paid together with the special dividend on May 13, 2013 to shareholders of record as of May 1, 2013. B Communications’ share of the dividend distribution is expected to be approximately NIS 422 million ($ 113 million).

B Communications’ Fourth Quarter and Full Year Consolidated Financial Results

B Communications’ revenues for the fourth quarter of 2012 were NIS 2,449 million ($ 656 million), an 8% decrease compared to NIS 2,650 million reported in the fourth quarter of 2011. For the full year 2012, B Communications’ revenues totaled NIS 10,278 million ($ 2,753 million), a 10% decrease compared to NIS 11,373 million reported in 2011. For both the current and the prior-year periods, B Communications’ revenues consisted entirely of its share of Bezeq’s revenues.

During the fourth quarter of 2012, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) of NIS 160 million ($43 million). From April 14, 2010, the date of the acquisition of its interest in Bezeq, until December 31, 2012, B Communications has amortized approximately 55% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

Financial expenses, net: B Communications’ unconsolidated net financial expenses for the fourth quarter of 2012 totaled NIS 39 million ($ 10 million). These expenses consisted primarily of NIS 35 million ($ 9 million) of interest and CPI linkage expenses on the long-term loans incurred to finance the Bezeq acquisition and expenses of NIS 16 million ($ 4 million) related to its publicly traded debentures. These expenses were offset in part by financial income of NIS 11 million ($ 3 million) generated by short term investments. The decrease in financial expenses recorded in the fourth quarter was primarily attributable to the 0.66% decrease in the Israeli CPI, to which approximately half of B Communications’ total debt is linked.

B Communications’ unconsolidated net financial expenses for 2012 totaled NIS 262 million ($ 70 million). These expenses consisted primarily of NIS 237 million ($ 63 million) of interest and CPI linkage expenses on the long-term loans incurred to finance the Bezeq acquisition and NIS 53 million ($ 14 million) of expenses related to its publicly traded debentures. These expenses were offset in part by financial income of NIS 29 million ($ 8 million) generated by short term investments.

B Communications’ net profit attributable to shareholders for the fourth quarter totaled NIS 70 million ($ 19 million), compared to a net loss of NIS 121 million reported in the fourth quarter of 2011. For the full year 2012, B Communications’ net loss attributable to shareholders totaled NIS 35 million ($ 9 million), compared to a net loss of NIS 219 million reported in 2011.

B Communications’ Unconsolidated Financial Results

In millions
			Convenience			Convenience
			translation into			translation into
	Quarter ended		U.S. dollars	Year ended		U.S. dollars
	December 31,		(Note A)	December 31,		(Note A)
	2012	2011	2012	2012	2011	2012
	NIS	NIS	US$	NIS	NIS	US$
Revenues	-	-	-	-	-	-
Financial expenses, net	(39)	(84)	(10)	(262)	(367)	(70)
Other expenses	(1)	(2)	-	(4)	(7)	(1)
PPA amortization, net	(50)	(117)	(13)	(333)	(407)	(89)
PPA onetime tax adjustment	-	(92)	-	-	(92)	-
Interest in Bezeq's net income	160	174	42	564	654	151
Net profit (loss)	70	(121)	19	(35)	(219)	(9)

Comments of Management

Commenting on the results, Doron Turgeman, CEO of B Communications said, “Against the backdrop of an exceedingly challenging communications market, the stable platform and unique strength of Bezeq, our base asset, continues to prove its long-term cash-generating power. During 2012, we succeeded in increasing our unconsolidated cash reserves to their current strong level of almost NIS 700 million ($ 188 million). In the quarters ahead, we will continue our efforts to strengthen our financial stability and liquidity. We are in the process of examining a number of offers received recently for the potential re-structuring of our outstanding loans as a key to improving our financial position. We are extremely proud of the net income reported this quarter and looking forward, we believe in our ability to maintain profitability in light of the fact that we expect to record lower PPA amortization expenses in future periods.”

The financial results presented in this press release are preliminary unaudited financial results. The final and complete results for the fourth quarter and full year ended December 31, 2012 will be published when the Company publishes its audited financial reports and files its Annual Report on Form 20-F for 2012.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the fourth quarter and year ended December 31, 2012. For a full discussion of Bezeq’s results for the fourth quarter and full year of 2012, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4 2012	Q4 2011	Change	FY 2012	FY 2011	Change
	(NIS millions)			(NIS millions)
Revenues	2,449	2,650	(7.6)%	10,278	11,373	(9.6)%
Operating profit	772	698	10.6%	3,035	3,242	(6.4)%
EBITDA	1,133	1,053	7.6%	4,471	4,637	(3.6)%
EBITDA margin	46.3%	39.7%		43.5%	40.8%
Net profit attributable to Bezeq shareholders	519	524	(1.0)%	1,858	2,066	(10.1)%
Diluted EPS (NIS)	0.19	0.19	0.0%	0.68	0.76	(10.5)%
Cash flow from operating activities	1,002	859	16.6%	4,014	3,186	26.0%
Payments for investments, net	192	544	(64.7)%	1,235	1,637	(24.6)%
Free cash flow 1	810	315	157.1%	2,779	1,549	79.4%
Net debt/EBITDA (end of period) 2	1.79	1.57		1.79	1.57
Net debt/shareholders' equity (end of period)	3.25	2.75		3.25	2.75

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in 2012 amounted to NIS 10.28 billion compared to NIS 11.37 billion in 2011, a decrease of 9.6%. The reduction in the Bezeq Group’s revenues was primarily due to a decrease in revenues from its cellular segment, specifically due to a reduction in revenues from handset sales (decrease of NIS 704 million) together with a decrease in revenues from cellular services (decrease of NIS 376 million). Bezeq Group’s revenues in the fourth quarter of 2012 amounted to NIS 2.45 billion compared to NIS 2.65 billion in the corresponding quarter of 2011, a decrease of 7.6%.

Operating profit of the Bezeq Group in 2012 amounted to NIS 3.04 billion compared to NIS 3.24 billion in 2011, a decrease of 6.4%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in 2012 amounted to NIS 4.47 billion (EBITDA margin of 43.5%) compared to NIS 4.64 billion (EBITDA margin of 40.8%) in 2011, a decrease of 3.6%. Net profit attributable to Bezeq’s shareholders amounted to NIS 1.86 billion compared to NIS 2.07 billion in 2011, a decrease of 10.1%. Overall, the decline in profitability metrics was due to a decrease in profitability of the cellular segment, partially offset by a decrease in a provision for employee retirement.

Operating profit of the Bezeq Group in the fourth quarter of 2012 amounted to NIS 772 million, compared to NIS 698 million in the corresponding quarter of 2011, an increase of 10.6%. EBITDA of the Bezeq Group in the fourth quarter of 2012 amounted to NIS 1.13 billion (EBITDA margin of 46.3%), compared to NIS 1.05 billion (EBITDA margin of 39.7%) in the corresponding quarter of 2011, an increase of 7.6%. The increase in operating profit and EBITDA was primarily due to an increase in gains from the sale of real estate and copper as well as a reduction in a provision for employee retirement compared to the fourth quarter of 2011. Net profit attributable to Bezeq’s shareholders in the fourth quarter of 2012 amounted to NIS 519 million compared to NIS 524 million in the corresponding quarter of 2011, a decrease of 1.0%. The minor decline in net profit was due to the increase in corporate tax expenses.

Cash flow from operating activities of the Bezeq Group in 2012 amounted to NIS 4.01 billion compared to NIS 3.19 billion in 2011, an increase of 26.0%. Cash flow from operating activities of the Bezeq Group in the fourth quarter of 2012 amounted to NIS 1.00 billion compared to NIS 859 million in the corresponding quarter of 2011, an increase of 16.6%. The increase was primarily due to improved working capital in the cellular segment as a result of a decrease in trade receivables.

Free cash flow of the Bezeq Group in 2012 amounted to NIS 2.78 billion compared to NIS 1.55 billion in 2011, an increase of 79.4%. Free cash flow of the Bezeq Group in the fourth quarter of 2012 amounted to NIS 810 million compared to NIS 315 million in the corresponding quarter of 2011, an increase of 157.1%. The increase in free cash flow was due to an increase in cash flow from operating activities as well as the completion of major infrastructure projects initiated in prior years specifically Bezeq’s NGN and submarine cable.

As of December 31, 2012, the Bezeq Group’s gross financial debt was NIS 9.55 billion, compared to NIS 9.58 billion as of December 31, 2011. The Bezeq Group’s net financial debt was NIS 8.00 billion compared with NIS 7.28 billion as of December 31, 2011. At December 31, 2012, the Bezeq Group's net financial debt to EBITDA ratio was 1.79, compared with 1.57 at December 31, 2011.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of December 31, 2012 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2012 (NIS 3.733 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31

(In millions)

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.733
	2011	2012	2012
	NIS	NIS	US$

Assets
Cash and cash equivalents	1,369	862	231
Investments including derivatives	1,284	1,379	369
Trade receivables	3,059	2,927	784
Other receivables	295	332	89
Inventory	204	123	33
Assets classified as held-for-sale	158	164	44

Total current assets	6,369	5,787	1,550

Investments including derivatives	119	90	24
Long-term trade and other receivables	1,499	1,074	288
Property, plant and equipment	7,143	6,630	1,776
Intangible assets	8,085	7,091	1,900
Deferred and other expenses	412	401	107
Investment in equity - accounted investees (mainly loans)	1,059	1,005	269
Deferred tax assets	223	126	34

Total non-current assets	18,540	16,417	4,398

Total assets	24,909	22,204	5,948

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31

(In millions)

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.733
	2011	2012	2012
	NIS	NIS	US$

Liabilities
Short term bank credit, current maturities of long-term
liabilities and debentures	1,185	1,551	416
Trade payables	892	792	212
Other payables including derivatives	840	733	196
Dividend payable	669	669	179
Current tax liabilities	499	545	146
Provisions	186	155	42
Employee benefits	389	258	69

Total current liabilities	4,660	4,703	1,260

Debentures	5,403	5,015	1,343
Bank loans	6,753	6,453	1,729
Loans from institutions and others	544	540	145
Dividend payable	636	-	-
Employee benefits	229	246	66
Other liabilities	186	67	18
Provisions	69	66	18
Deferred tax liabilities	1,426	1,054	282

Total non-current liabilities	15,246	13,441	3,601

Total liabilities	19,906	18,144	4,861

Equity
Total equity attributable to Company's shareholders	936	901	241
Non controlling interest	4,067	3,159	846
Total equity	5,003	4,060	1,087

Total liabilities and equity	24,909	22,204	5,948

B Communications Ltd.

Consolidated Statements of income for the year ended December 31

(In millions, except per share data)

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.733
	2011	2012	2012
	NIS	NIS	US$

Revenues	11,373	10,278	2,753

Cost and expenses
Depreciation and amortization	2,984	2,805	751
Salaries	2,114	1,984	531
General and operating expenses	4,462	3,992	1,069
Other operating (income) expenses, net	326	(16)	(4)

	9,886	8,765	2,347

Operating income	1,487	1,513	406

Finance expenses, net	498	376	101

Income after financing expenses, net	989	1,137	305

Share in losses of equity – accounted investees	216	245	66

Income before income tax	773	892	239

Income tax	653	406	109

Net income for the year	120	486	130

Income (loss) attributable to:
Owners of the Company	(219)	(35)	(9)
Non-controlling interest	339	521	139

Net income for the year	120	486	130

Loss per share, basic	(7.34)	(1.16)	(0.31)

Loss per share, diluted	(7.38)	(1.18)	(0.32)

B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group operating income to EBITDA:

In millions

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.733
			Year ended
	Year ended December 31,		December 31,
	2011	2012	2012
	NIS	NIS	US$

Operating income	3,242	3,035	813
Depreciation and amortization	1,395	1,436	385

EBITDA	4,637	4,471	1,198

Free Cash Flow

The following table shows the calculation of the Bezeq Group free cash flow:

In millions

			Convenience
			translation into
			U.S. dollars
			$1 = NIS 3.733
			Year ended
	Year ended December 31,		December 31,
	2011	2012	2012
	NIS	NIS	US$

Cash flow from operating activities	3,186	4,014	1,075
Purchase of property, plant and equipment	(1,548)	(1,271)	(341)
Investment in intangible assets and deferred expenses	(355)	(269)	(72)
Proceeds from the sale of property, plant and equipment and refund from the Ministry of Communications	266	305	82

Free cash flow	1,549	2,779	744